Exhibit 99.1

Your Questions Answered

Employee FAQ #2

As part of our commitment to share as much as possible about the proposed acquisition by Thoma Bravo, we’ve provided responses to key employee questions below.

Please note that this is not an exhaustive list of all questions to date, as some were already answered in the announcement, initial set of FAQs, and press release, and in our Q&A sessions. Also, as many questions were asking very similar things, we chose to rewrite them more broadly.

While we continue to encourage you to submit your questions, please keep in mind that given legal constraints and the status of the agreement, there are certain details that Talend and Thoma Bravo cannot discuss at this time. As such, we will not have answers to some questions until after the transaction closes.

As we continue to move through this process, please be assured that we will share what we can, when we can, and keep you informed once decisions are made.

Transaction

•	What is the impact of going from public to private (back), on the reputation/perception from our customers?

On the day of the proposed acquisition announcement, March 10, we began a proactive outreach campaign to our customers and partners to share the news about Talend’s plans. This was positively received as we assured them that this is the “right opportunity” that will solidify Talend’s position as a data market leader and take us to the next level in how we serve our customers, introduce new innovation and build upon the value we bring our partners.

•	Is there an anticipated close date for the completion of the transaction?

We anticipate closing the tender offer in the third quarter of 2021 and the reorganization transactions (to move our domicile to the Netherlands) are currently expected to close in the fourth quarter of 2021. We will give you any updates with more specific timing as we progress through the process.

•	Has Thoma Bravo confirmed how much capital they will invest in Talend in the next 12 months?

Specific details on how we partner with Thoma Bravo will be discussed after the close of the acquisition. We believe the proposed transaction would provide Talend with additional expertise, capital, and resources to execute against our vision, accelerate our product innovation, and continue our transition to the cloud.

•	Can you please elaborate on the reorganization of the company’s structure, which would result in a Dutch parent company?

The proposal to redomicile in the Netherlands would be voted on by shareholders. Please note that this is to optimize our administrative and corporate structure by creating a European holding company in the Netherlands for the entire Talend group, which would not impact our current operating locations. As is the case for many European groups, we believe this location would offer several advantages, including simplifying the legal and corporate relationship between Europe and the United States where we have our largest footprint, and could facilitate future growth opportunities.

Job Considerations

•	Will there be layoffs?

Talend and Thoma Bravo have not discussed potential layoffs. It’s important to remember that Thoma Bravo views this transaction as a growth opportunity, which means the intent, for both parties, is to expand Talend’s current operations and strategic pursuits.

We believe this transaction will result in additional career development and advancement opportunities for employees. However, as all companies do, Talend will continue to actively evaluate business needs and make staffing changes to ensure we have the right people in the right positions as required for our success.

•	How will this affect promotions and advancements, considering this is the time for our performance review and performance 1:1?

There is no impact on planned promotions and advancements from now until the close of the transaction. All annual rewards planning, including promotions, salary increases, and bonus target changes, were reviewed and approved. Managers will communicate changes before April 1, 2021, as originally planned.

•	Will employee sentiment be measured pre- and post-announcement? There was a recent TEAM survey; any plans on reissuing that as the announcement could change answers mid polling?

We are continuing with business as usual; the TEAM survey and timing will not change as a result of the proposed transaction and we will stay on track with holding it three times a year. We are considering a brief pulse survey to continue to actively listen and gain feedback from employees directly related to sentiment around the acquisition.

Benefits, Compensation and Equity

•	What happens to the equity grants as part of annual review and appraisals?

We are proceeding with our annual review and rewards process, as planned. The equity review process will start in April and approved grants will be communicated in the May to June timeframe.

Until the transaction is complete, previously communicated new hire equity awards will also continue as before.

•	How will equity awards and the ESPP be affected (offered, vested, unvested, cliff, etc.)?

You can view your equity award and ESPP account plan documents, vesting status, terms and conditions and more by visiting ShareWorks which you can access on atTalend.com.

Unvested options will be substituted for a cash replacement amount equal to the $66 per share offer price, less the applicable exercise price. The cash replacement amount will be subject to the same vesting schedule and the same terms and conditions as the option award for which they are exchanged. Therefore, the timing of payments will follow the existing vesting schedule and be made in cash, subject to applicable tax withholding.

Unvested restricted stock units (RSUs) will be exchanged for a cash replacement amount equal to the number of unvested RSUs, multiplied by the offer price. This cash replacement award will be subject to the same vesting schedule and terms and conditions of the RSU award being exchanged. As a result, the timing of payment will follow the existing vesting schedule and be made in cash, subject to applicable tax withholding.

Vested options can be exercised during an open trading window, subject to compliance with any necessary pre-clearance and other requirements of our insider trading policy and sold in the open market. In addition, as part of the tender offer, you’ll be able to exercise vested options and tender the underlying shares to Thoma Bravo at the $66 per share offer price. Thoma Bravo will put a financing or liquidity mechanism in place to allow you to do a cashless exercise of your vested stock options, provided you agree to tender your shares in the tender offer.

Vested and sellable RSU shares can be sold during an open trading window, subject to compliance with any necessary pre-clearance and other requirements of our insider trading policy, or tendered at the offer price during the tender offer.

RSUs subject to a mandatory holding period may be sold to Thoma Bravo in connection with the tender offer at the $66 per share offer price with the proceeds payable when the RSUs otherwise become sellable, or, for RSU holders in the U.S., shortly following the closing of the tender offer.

For now, the Employee Stock Purchase Plan (ESPP) continues to operate as usual for employees who are enrolled.

Please note that the current offering period will terminate at least five business days prior to the beginning of the tender offer, which could result in a shortened offering period. In that situation, contributions from your pay would stop and share purchases made with the contributions that were made through the end of the shortened purchase period. Shares would be purchased by participating employees prior to commencement of the tender offer at the lesser of 85% of the stock price on the first day of the current offering period or the stock price on the last day of the offering period. Purchased shares could be tendered as part of the tender offer.

There will not be a new ESPP purchase period after the close of the transaction.

•	Will the current ESPP run as normal, with a closing price of $66, locking in a return? Should I suspend it for a refund?

Employees will not be allowed to newly enroll or increase their contributions. As usual, the purchase price would be 85% of the lower of the stock price on the first day of the offering period and the last day of the offering period. Employees participating in the current offering cannot increase their contribution election, which is consistent with our historical ESPP practices. Purchased shares could be tendered in the tender offer at the $66 offer price, assuming that the tender offer proceeds as planned. Please note that Talend cannot give advice on individual investment decisions.

•	What happens to vested RSUs of an employee who is terminating employment with Talend prior to the proposed transaction close? Would they receive a payout at the time of leaving?

Prior to completion of the acquisition, there is no change in the treatment of your RSUs. They will continue to be governed by the vesting schedule and other terms and conditions of your RSU award agreement.

•	If an employee chose to leave Talend after the acquisition date, but before their shares have vested, would unvested cash replacement amounts be forfeited? Would vested cash replacement amounts be paid out as a lump sum?

The same vesting schedule and terms that apply to an employee’s RSU award would apply to the cash replacement award. As a result, any cash replacement award amount that has not vested or does not vest in connection with the end of your employment would be forfeited.

•	What happens to shares granted with the delayed vesting period if I chose to leave the company? For example, I have been here for one year, I believe I am entitled to the 1-year vesting of my shares even though they don't hit the Shareworks account until year 3?

Prior to the completion of the proposed acquisition, RSUs will continue to be subject to the same vesting schedule and terms and conditions. Upon successful completion of the tender offer, outstanding RSU awards will be exchanged for cash replacement awards, which will follow the same vesting schedule and be subject to the same terms and conditions as the RSU award they are exchanged for. In the example above, you would receive payment shortly following your termination date of any cash replacement amounts that otherwise vested as of your termination date. Please refer to your individual award agreement for the applicable vesting schedule and other terms and conditions.

•	How will the tender offer be taxed in the U.S.? How does this affect shares that already have long-term gains, those that will soon be long-term vs short-term?

Talend cannot provide tax advice. Individuals should seek advice from their own tax advisor or tax professional.

•	Every country has different tax laws related to stock and selling stock. Is it possible for Talend to allocate a chartered accountant just for employees to help with the tax-related advice?

Talend cannot provide tax advice, although we are researching possible support to help answer general tax-related questions. As is the case now, you should consult your own tax advisor if you have tax questions regarding your individual situation.

•	Can we get the $66 unvested RSU commitment in writing?

The conditions under which your RSU awards can be exchanged or substituted are contained in the terms of the free share plan under which your award was granted and the terms of your RSU award agreement. The $66 commitment is also documented in the Memorandum of Understanding (MoU) between Thoma Bravo and Talend, which is publicly filed with the Securities and Exchange Commission. Please note that this was an important point for the Talend Board and Management during discussions with Thoma Bravo, and they were fully supportive of the approach.

•	What will happen to employee wages in connection with the acquisition?

As shared, while we cannot commit to future business decisions, Thoma Bravo believes in a similar approach to providing competitive compensation and benefit plans to employees. This is an acquisition based on our growth potential, and our team members are a valuable part of that equation.

•	What will happen to "quality of life" benefits, such as paid parental leave, in connection with the acquisition?

We do not anticipate changes to benefits. Please note that we conduct an annual benefits review and approval with our brokers and vendors each year to ensure that we have a competitive total rewards package compared to our peers. This review will continue regardless of whether we are a public or private company. Thoma Bravo has a similar commitment to providing competitive benefit plans to employees.

Important Additional Information and Where to Find It

In connection with the proposed acquisition of Talend S.A. (“Talend”) by Tahoe Bidco (Cayman), LLC, an exempted company incorporated under the laws of the Cayman Islands (“Parent”), Parent will commence, or will cause to be filed, a tender offer for all of the outstanding shares, American Depositary Shares, and other outstanding equity interests of Talend. The tender offer has not commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of Talend. It is also not a substitute for the tender offer materials that Parent will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time that the tender offer is commenced, Parent will file tender offer materials on Schedule TO with the SEC, and Talend will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY TALEND’S SECURITY HOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer materials and the solicitation/recommendation statement will be made available to Talend’s investors and security holders free of charge. A free copy of the tender offer materials and the solicitation/recommendation statement will also be made available to all of Talend’s investors and security holders by contacting Talend at ir@talend.com, or by visiting Talend’s website (www.talend.com). In addition, the tender offer materials and the solicitation/recommendation statement (and all other documents filed by Talend with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC. TALEND’S investors and security holders ARE ADVISED TO READ THE TENDER OFFER MATERIALS AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY PARENT OR TALEND WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, PARENT AND TALEND.

Forward-Looking Statements

This document contains certain statements that constitute forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, the timing and benefits thereof, as well as other statements that are not historical fact. These forward-looking statements are based on currently available information, as well as Talend’s views and assumptions regarding future events as of the time such statements are being made. Such forward looking statements are subject to inherent risks and uncertainties. Accordingly, actual results may differ materially and adversely from those expressed or implied in such forward-looking statements. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer; the failure to obtain necessary regulatory or other approvals; the outcome of legal proceedings that may be instituted against Talend and/or others relating to the transaction; the possibility that competing offers will be made, risks associated with acquisitions, such as the risk that transaction may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; as well as those described in cautionary statements contained elsewhere herein and in Talend’s periodic reports filed with the SEC including the statements set forth under “Risk Factors” set forth in Talend’s most recent annual report on Form 10-K, and any subsequent reports on Form 10-Q or form 8-K filed with the SEC, the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) to be filed by Parent, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Talend. As a result of these and other risks, the proposed transaction may not be completed on the timeframe expected or at all. These forward-looking statements reflect Talend’s expectations as of the date of this report. The forward-looking statements included in this communication are made only as of the date hereof. Talend assumes no obligation and does not intend to update these forward-looking statements, except as required by law.